

July 11, 2013

Via E-mail
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place
Suite 200
Wakefield, MA 01880

> **Re: Franklin Street Properties Corp.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 19, 2013**
> **File No. 001-32470**

Dear Mr. Demeritt:

We have reviewed your response dated July 2, 2013 and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 2. Properties, page 15

1. We note your response to our prior comment. Please tell us if the Federal Way properties would be impaired if: 1) the lease out for signature and the proposal out to the tenant prospect are not successful and 2) no other assumptions are changed in the impairment analysis. Also, please tell us how long the lease has been out for signature and the proposal out to the tenant prospect and anticipated response dates. In addition, please tell us the potential impact of lease terminations and anticipated lease renewals in the second half of 2013 on the impairment analysis. Finally, please provide us with a summary of the major assumptions used in your undiscounted cash flow analyses performed on December 31, 2012 and March 31, 2013.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant